Exhibit 11

KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

(Unaudited)	(Unaudited)
Three Months Ended	Three Months Ended
September 30, 2002	September 30, 2001

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$2,140	$3,879	$ 6,019	$ 2,177	$ 3,839	$ 6,016
Undistributed earnings	(515)	(906)	(1,421)	(416)	(711)	(1,127)

Net Income	$1,625	$2,973	$4,598	$ 1,761	$ 3,128	$ 4,889

Average Basic Shares Outstanding	13,791	24,252	38,043	14,053	23,978	38,031

Basic Earnings Per Share	$0.12	$0.12		$0.13	$0.13

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$2,140	$ 3,882	$ 6,022	$ 2,177	$ 3,844	$ 6,021
Undistributed earnings	(516)	(908)	(1,424)	(418)	(714)	(1,132)

Net Income	$1,624	$2,974	$4,598	$ 1,759	$ 3,130	$ 4,889

Average Diluted Shares Outstanding	13,791	24,269	38,060	14,053	24,007	38,060

Diluted Earnings Per Share	$0.12	$0.12		$0.13	$0.13

Included in the diluted earnings per share computation are 17,000 and 29,000 average shares of Class B common stock representing the dilutive effect of stock options and contingently issuable performance share grants for the three months ended September 30, 2002 and 2001, respectively. Also included in the diluted earnings per share computation are $3,000 and $5,000 of Class B assumed dividends payable on those dilutive shares for the three months ended September 30, 2002 and 2001, respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. All 2,842,000 average shares outstanding were antidilutive and were excluded from the dilutive calculation for the current year period and 2,544,000 out of 2,630,000 average shares outstanding were excluded from the dilutive calculation for the prior year period.